ALLURE WORLDWIDE, INC.

October 29, 2021

Attn: Ronald E. Alper; Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Allure Worldwide, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2021 File No. 333-234815

Ladies and Gentlemen:

Allure Worldwide, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 5, 2021, relating to the above-referenced filing.

In response to the following enumerated comment in the Comment Letter, we respectfully submit the following responses:

1.

We note you entered into an Exchange Agreement on January 11, 2021 to acquire Genvor, Inc. Please tell us how you considered the need to include pro forma financial statements in your filing to reflect the acquisition transaction. Reference is made to Article 11 of Regulation S-X.

Response: We have revised the registration statement to include pro forma financial statements with respect to the potential acquisition transaction.

Thank you for your assistance and review.

Sincerely,

Allure Worldwide, Inc.

/s/ Brad White

Brad White

President and Chief Executive Officer